SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, TX 77024
Attention: Board of Directors

Dear Sean and Members of the Board,

As one of the largest shareholders in SilverBow Resources, Inc. ("SilverBow" or the "Company" or
"you"), owning (directly and through convertible swaps) approximately 7.5% of the Company's outstanding common stock, we are writing to reiterate the concerns that we have expressed previously, while also highlighting the opportunities before you. We are particularly concerned that you have adopted corporate governance practices prejudicial to the interests of your shareholders, including being the only public E&P company with a poison pill in place, with the express intent of discouraging third party expressions of interest in acquiring the Company - why else adopt a poison pill?

Riposte Capital, its clients and/or its affiliates (collectively, "Riposte" or "us" or "we") have invested in
SilverBow based on our belief that, if properly managed (from a financial, operational and governance perspective), the Company has the ability to be a cash-generative and profitable business - which would ultimately deliver significant value to shareholders. SilverBow has a small, but well-situated asset base across key parts of the Eagle Ford's gas and oil windows, with close proximity to the Gulf Coast markets. We believe you are also well situated to have flexibility to pivot between oil and gas, giving you the opportunity to optimize returns by reacting to varying market conditions.

A fair value for SilverBow today, based on peer multiples, should be in the range of $34-36 a share, materially higher than the current $26 per share market price. However, your path to realizing long-term value seems to be jeopardized by self-imposed execution risk. The management team continues to put obstacles in the Company's pathway to success. The clearest illustration of this is a stock which currently trades at a 40% discount to peers with EV/EBITDA multiple of a mere 1.9X!

In the view of Riposte, the principal impediment to realizing SilverBow's potential is your ongoing shareholder rights plan (the "Pill"). Your Pill prevents any investor from owning more than 15% of
SilverBow's common stock, has isolated the Company and continues to destroy value. The existence of this Pill has been widely criticized by investors and Institutional Shareholder Services, a leading proxy and corporate governance advisory firm. While the Pill was originally of a limited duration (and set to expire before the 2023 annual meeting of shareholders), you unilaterally extended it. You provided no rationale for the decision and, most importantly, no opportunity for shareholders to vote on the matter.

It is clear to us that you are afraid that shareholders would not support the Pill, just as many of them voted against re-electing your slate of Directors. Cumulatively, the Pill plus a staggered Board of
Directors plus an inability of shareholders to even call for a Special Meeting of Shareholders may help the management team sleep soundly, but it does not evidence good corporate governance or consider the best interest of the Company's shareholders. Above all, the poison pill prevents shareholders from exercising their right to participate in the strategic decision-making process of the Company.

Your action at the annual meeting was not about advancing the best interests of the Company. We believe the action intentionally sought to take SilverBow out of the acquisition game and eliminate market interest in the Company. Despite a wave of logical consolidation across similarly situated companies in your space, coupled with challenges faced by sub-scale platforms such as SilverBow, it is obvious that the Company doesn't want potential acquirers even looking your way.

Compounding your self-inflicted challenges, SilverBow still operates an antiquated E&P business model that has proven itself to be value destructive for shareholders. While the industry now stresses profitability and alignment with shareholders' interests, SilverBow emphasizes production solely for production's sake. We would be left wondering why the Company would employ this obsolete strategy, but the reasoning is plain to see - your CEO's compensation, which exceeds 1% of SilverBow's market cap, is tied to production incentive bonuses, and your Board of Directors is primarily compensated in cash rather than shares. There is no management or directorial alignment with shareholder interests.

The current strategy determined by the Board of Directors and management has siloed SilverBow and backed the Company into a corner. The Company has limited opportunity to build a sustainable E&P platform without further acquisitions, and even there you are highly disadvantaged given the
Company's lack of scale and financial profile. SilverBow's depressed share price precludes the use of stock as a currency. It would be irresponsible to issue new equity at the current valuation, and your balance sheet affords limited flexibility to add further debt. Likewise, your prospects for creating shareholder value on a stand-alone basis are limited by modest free cash flow, a relatively illiquid float, and an inability to even initiate a stock buyback program due to restrictions in your credit agreements.

As a result, SilverBow's stock price is languishing and meaningfully underperforming relevant indices and peers. It is widely recognized that SilverBow trades lower than its peer set on an earnings or production basis. The Company's share price is down more than 40% over the past 12 months.

As significant and constructive shareholders, who recognize the strong value of your assets across an important basin, we encourage management and the Board of Directors to act decisively through the following actions:

1. Adopt a governance model that would make the Company attractive to prospective shareholders. The first step should be to immediately remove the Pill.

2. Retain an independent financial advisor to review strategic options for the business including actively soliciting potential acquirers.

3. Pivot the Company's focus from production volume alone to profitability - and return cash to shareholders via a dividend. This would most efficiently be achieved, in the near term, by laying down one of SilverBow's rigs, which would generate hundreds of millions of dollars in free cash flow.

4. Overhaul the management incentivization and compensation structure to be aligned with the interests of shareholders.

Our observations and recommendations should not come as any surprise to you. While our conversations to date have been cordial and you have said the right things, you have not taken the actions that are necessary to best position SilverBow for success, either on a stand-alone basis or as a potential acquisition target that could receive a full and fair valuation.

We look forward to your response.

Sincerely,
/s/ Khaled Beydoun
Riposte Capital